OD 11/22/13

[redacted]

SECURITI 13026133 SION

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SEC MAIL PROCESSING SECTION
RECEIVED
NOV 21 2013
WASH, D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 West First Street, Suite 104
(No. and Street)

Granite City (City) Illinois (State) 62040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian F. Spengemann (314) 863-7066
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *If individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 11/26/13

OATH OR AFFIRMATION

I, Brian F. Spengemann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Capital, Inc., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 18 DAY OF Nov 2013

NOTARY PUBLIC FOR STATE OF MISSOURI

MY COMMISSION EXPIRES 6-7-2017

ANDREW SHULUSKY
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: June 7, 2017
Commission # 13811913

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coventry Capital, Inc.

Financial Report

September 30, 2013

Kahlenbrink Lawrence & Partners
Certified Public Accountants

Coventry Capital, Inc.

Financial Report

September 30, 2013

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Coventry Capital, Inc.

Independent Auditors' Report

We have audited the accompanying financial statement of Coventry Capital, Inc., which comprise the balance sheet as of September 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kehlenbrink, Lawrence + Pauckner

November 13, 2013

Coventry Capital Inc

Statement of Financial Condition

		September 30, 2013
Assets		
Current Assets		
Cash-Commerce Bank		
Cash-Bank of America		-841
Commissions Receivable-RBC		11991
Account Receivable-Fee		3000
Total Current Assets		14150
Non-current Assets		
Clearing Deposit-RBC		13918
Due from Shareholder		146168
Furniture and Equipment	17000	
	-17000	
Total Non-current Assets		160086
Total Assets		174236
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Income Taxes		1693
Accounts Payable		1132
Total Liabilities		2825
Stockholder's Equity		
Common Stock, no par value, 2000 shares authorized, 50 shares issued and outstanding		104000
Additional Paid In Capital		47700
Retained Earnings		19711
Total Stockholder's Equity		171411
Total Liabilities and Stockholder's Equity		174236

The accompanying notes are an integral part of the financial statements

Coventry Capital Inc

Statement of Income
For the Year Ended September 30, 2013

Revenues	
Commission Revenue	169237
Investment Advisory Fees	12624
Interest Income	713
Other	261
Mark to Market	-1344
Total Revenues	181491
Operating Expenses	
Salaries	77568
Clearing and Execution	25415
Rent	9405
Insurance	9581
Other Professional Fees	7092
Advertising	4439
Communications	7506
Accounting	1776
Travel	3015
Dues and Subscriptions	2914
Office Supplies	17254
Regulatory Fees	4521
Other Operating Expense	41
Interest Expense	0
Total Operating Expenses	170526
Income Before Income Taxes	10965
Income Tax Expenses	2008
Net Income	8957

The accompanying notes are an integral part of these financial statements

Coventry Capital Inc

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance, September 30,2012	104000	47700	10754
Net Income			8957
Balance, September 30,2013	104000	47700	19711

The accompanying notes are an integral part of the financial statements

Coventry Capital Inc

Statement of Cash Flows

	September 30, 2013
Operating Activities	
Net Income	8957
Adjustments to reconcile income to net cash provided by operating activities:	
Changes in operating assets & and liabilities:	
Accounts Receivable	-5099
Stockholder Receivable	-3429
Accounts Payable and accrued expenses	-11067
Net Cash Provided by Operating Activities	-10638
Investing Activities	
Change in inventory, net	1344
Net Cash Used in investment Activities	1344
Decrease in Cash & Cash Equivalents	-9294
Cash and Cash Equivalents at Beginning of Year	8453
Cash and Cash Equivalents at End of Year	-841

The accompanying notes are an integral part of these financial statements

Coventry Capital, Inc.
Notes to Financial Statements
September 30, 2013

Note 1 - Significant Accounting Policies

Description of Business
Coventry Capital, Inc. is a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the Financial Industry Regulatory Authority. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounts Receivable
Accounts receivable consists of commission revenues and investment management fees that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Securities Owned
Securities owned are valued at their quoted market value which is considered to be level one of the fair value hierarchy. Changes in the unrealized gains or losses are included in the income statement under the title mark to market.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Property and equipment has an original cost of $17,000 and is fully depreciated. No depreciation has been recognized in the statement of income.

Income Taxes
Current income taxes are calculated based on taxable income. Deferred taxes are calculated on temporary differences between taxable income and book income if those differences are significant. No deferred taxes were recognized in the current year. Tax years prior to 2009 are no longer subject to examination by federal, Illinois or Missouri tax jurisdictions. The Company has evaluated its uncertain tax positions and has determined that an accrual does need to be made.

Coventry Capital, Inc.
Notes to Financial Statements
September 30, 2013

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company paid income taxes of $3297 during the year ended September 30, 2013.

Note 2 – Securities owned

The Company is contractually obligated to maintain a deposit of $10,000 with its clearing company, RBC Capital Markets Corporation. To fulfill this obligation the Company purchased a US Treasury bond which is carried at quoted market value in an active market and is included in the caption "Clearing Deposit-RBC" on the balance sheet. Securities owned consist of the following:

	September 30, 2013
US Treasury bonds, maturing in five to ten years	$ 13918

Note 3 – Income Taxes

The provision for income tax expense consists of the following:

	September 2013
Current State	$ 823
Current Federal	1185
Deferred State	-0-
Deferred Federal	-0-
	$ 2008

Coventry Capital, Inc.
Notes to Financial Statements
September 30, 2013

Note 4 – Commitments

The Company is committed under two operating leases for the rental of office space. Future minimum rental commitments under these agreements are shown below:

For The Years Ended September		
2014	$	425

Rental expenses for the year ended September 30, 2013 were $9405

Note 5 – Related Party Transactions

The Company has advanced funds to the sole stockholder of $146168. This balance is shown in the statement of financial condition as Due from Stockholder.

Note 6 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On September 30, 2013, the Company had net capital of $21,452, which was $16452 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 13%.

Note 7 - Control Requirements

There are no amounts, as of September 30, 2013, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Coventry Capital, Inc.
Notes to Financial Statements
September 30, 2013

Note 8 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the September 30, 2013 unaudited Focus report and this report. The net effect on net capital was a decrease of $1240

Net capital as reported on the unaudited Focus report of September 30, 2013	$	22692
Decrease in ownership equity due to post-focus adjustments		1858
Increase in non-allowable assets		-3002
Change in haircuts on securities & undue concentration		-96
Net Capital as Audited	$	21452

Coventry Capital Inc

Computation of Net Capital Pursuant to Rule 15c3-1(f)
September 30 2013

Net Capital	
Stockholders Equity	171411
Less nonallowable assets	149168
Net Capital before haircuts	22243
Haircuts and undue concentration	-791
Net Capital	21452
Aggregate Indebtness	2825
Net capital required based on aggregate indebtedness	188
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	5000
Excess Net Capital	16452
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	15452
Percentage of Aggregate Indebtness to Net Capital	13%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Coventry Capital, Inc.

In planning and performing our audit of the financial statements of Coventry Capital, Inc. as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
Coventry Capital, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify material weaknesses related to the lack of segregation of duties and also to the lack of control over the application of accounting principles. These weaknesses could result in financial statements that are materially misstated. These weaknesses do not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
November 13, 2013